                                                                       EXHIBIT F


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

Contact: William D. Vaughan
         903-785-0054

                 ETFS ACQUISITION CORP. PROPOSES A MERGER WITH
                      EAST TEXAS FINANCIAL SERVICES, INC.

PARIS, TEXAS, August 23, 1999 - ETFS Acquisition Corp.,("Acquisition") announced today its proposal to acquire East Texas Financial Services, Inc. ("East Texas"), through a merger in which shareholders of East Texas would receive $16.00 per share in cash for each of their shares of Common Stock, representing an aggregate value to the shareholders of East Texas, excluding shareholders of Acquisition, of approximately $20 million. East Texas is the parent company of First Federal Savings & Loan Association of Tyler, Texas.

Acquisition is owned by William D. Vaughan, Dr. Earl D. Bellamy, Dr. Basin M. Jishi and Donald G. Wilson. They filed a Schedule 13D with the SEC in June 1999 disclosing that they together own approximately 9.8% of East Texas. They became interested in East Texas because they believe significant improvements can be made in its operating results. According to a recent report available on MarketGuide.com, East Texas Financial Service's return on assets for the most recent twelve months was 0.39%, compared to 1.26% for the industry; and East Texas Financial Service's return on equity for the same period was 2.38%, compared to 14.5% for the industry. Over the past 9 months East Texas Financial Service's net income has decreased by 34% compared to the prior year and earnings per share for the nine months ended June 30, 1999 has fallen to $0.21 from $0.29 from the prior year, a decrease of 27.5%.

William D. Vaughan has worked as a community banker in East Texas for almost 20 years most recently serving as President of First National Bank of Paris from 1989 to 1997. Mr. Vaughan stated: "Recent requests by our group to meet with management and the board to discuss specific proposals and improve the financial performance of East Texas have been refused. Left alone, I believe East Texas is likely to continue to suffer disappointing operating results. We believe this proposal represents an opportunity for the shareholders of East Texas to realize the fair value of their shares and for East Texas to realize its potential as a strong, community based financial institution." East Texas Common Stock closed at 11 3/8 on June 16, 1999, the day prior to the filing of the
Schedule 13D by the owners of Acquisition disclosing their interest in considering a range of alternative actions intended to increase the value of East Texas to its shareholders.

The proposed transaction is subject to completion of a due diligence review, agreement or definitive terms, regulatory approvals and approval by the Board of Directors and shareholders of East Texas.